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                                                             Filed by iTurf Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                                   Subject company: dELiA*s Inc.
               Commission File No. for related registration statement: 333-44916


The following is a transcript of a conference call with investors, analysts and the public hosted by iTurf Inc. on September 8, 2000 and made available to the public for replay on September 11, 2000.


SPOKESPERSON:

iTurf has filed a proxy/registration statement and other documents with the United States Securities and Exchange Commission relating to the proposed merger between iTurf and dELiA*s. The proxy/registration statement will be mailed to shareholders after the SEC has declared the registration statement effective. Shareholders are urged to read the proxy/registration statement and other documents carefully because they will contain important information about the merger. These documents are available for free from the SEC's web site (www.sec.gov) and from dELiA*s and iTurf by contacting Morrow & Co., Inc., 445 Park Avenue, New York, NY 10022.

iTurf, its executive officers and its board of directors will be soliciting proxies from iTurf stockholders to vote in favor of the merger. iTurf's executive officers and board of directors include Stephen Kahn, Christopher Edgar, Evan Guillemin, Dennis Goldstein, Thomas Evans, Bruce Nelson, Timothy Nye, Douglas Platt and Beth Vanderslice. For information about these directors and executive officers, stockholders should refer to the proxy/registration statement filed by iTurf on August 31, 2000, which is available for free from the SEC's web site (www.sec.gov).

Operator:             Good morning, ladies and gentlemen, and welcome to the
                      iTurf, Incorporated second quarter earnings conference call, hosted by Morgen Walke Associates. At this time, all participants are in a listen only mode. Later, we will conduct a question-and-answer session, and instructions will follow at that time. If anyone should require assistance during the call, please press the star followed by the zero on your touch tone phone. As a reminder, ladies and gentlemen, this conference is being recorded
                      Friday, September 8th, 2000, and it may not be reproduced in whole or in part without written permission from the company.

                      I would now like to introduce Ms. Bernadette Garfinkle of Morgen Walke Associates. Please go ahead, ma'am.

Bernadette Garfinkle: Thank you. Good morning, everyone, and thank you for joining us today. Before we begin, I would like to note that this conference call contains certain forward-looking statements with respect to the future performance of iTurf that involve risks and uncertainties. Various factors could cause the actual results of the company to be materially different from any
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                      future results expressed or implied by such
                      forward-looking statements. These factors are discussed in the company's filings, including iTurf's most recent registration statement on form S-4, filed with the Securities and Exchange Commission.

                      I would now like to turn the call over to Stephen Kahn, President and Chief Executive Officer of iTurf.

Stephen Kahn:         Good morning, and welcome to iTurf's second quarter review conference call. I'd like to welcome everyone present joining us on the call, including those listening over the Webcast. We're pleased to announce that iTurf had another solid quarter, once again exceeding analysts' estimates.

                      During the quarter, we continued to build upon our leadership position as the dominant proprietary online network for teens, generating significant growth in nearly operating metric on a year-over-year basis. As you're all aware, we announced our intention last month to recombine iTurf and Delia's, creating what we believe will be a multi-channel powerhouse in the teen space, with leading online and off line assets.

                      Dennis Goldstein, iTurf's Chief Financial Officer, who will be assuming the title President of iTurf, will provide details about iTurf's second quarter results, but first I'd like to review some of the highlights that reflect the progress we're making on the online front.

                      First, net revenues increased 160 percent to $7.7 million in the quarter, and a net loss per share of 40 cents before amortization of the intangible assets and a non-cash compensation charge. Those numbers were significantly ahead of consensus analyst numbers by 9 cents.

                      The network continues to enjoy exceptionally strong traffic. According to Nielsen net ratings, iTurf generated
                      2.9 million unique visitors-- 2.9 million unique visitors in the month of July, which translates into a reach of 3.3 percent. Days used in July were approximately 179 million and user registrations across the network currently total more than 9 and a half million.

                      During the second quarter, iTurf's non-commerce revenues grew to nearly $1.3 million, up 25 percent over the first quarter. This represents significant progress in advertising sales, and we believe that we've barely scratched the surface here. As you know, the iTurf communities are amongst the best positioned online media properties focused on the teen space in terms of reach, membership and unique content.

                      The merger is designed to allow us to focus on monetizing these community properties by more aggressively driving ad sales traffic and membership. Amongst other benefits, the merger will provide enhanced access to Delia's land-based assets, enabling us to offer fully integrated off line and online packages to advertisers, a significant competitive advantage in the teen space.

                      We're also excited about our continued success on the commerce side of the business. Sales at delias.com in the second quarter were up nearly 200 president year-over-year, testament to both the strength of this brand and the loyalty of our customers. We believe that following the merger our ability to manage delias.com, the Delia's catalog and the Delia's retail stores under one corporate structure will truly maximize the power of the Delia's brand.

                      The planned reintegration of delias.com with the other Delia's channels not only creates a clicks and bricks opportunity that no one else in this teen space can offer, it also creates a much richer brand experience for the Delia's customer.
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                      Traffic on the network continues to be driven by several
                      initiatives on a community site, including the relaunch of sparknotes.com, which entered-- which entered the new school year with a vastly expanded educational resource site. gURL.com is also planning an exciting relaunch scheduled for this fall, and continues to effectively leverage its content into off line channels. Successful strategies at thespark.com are ongoing, and we're seeing robust activity on iturf.com, which continues to cement its status as a leading community site for teen interaction.

                      We're pleased with iTurf's second quarter results, and with the significant progress we have made, and we're looking forward to building upon this success through iTurf's planned merger with Delia's. Although we won't begin to report results as a combined entity until the fourth quarter of this year, we know that the combined entity's core businesses are on track to generate positive operating cash flow in the fourth quarter of this year, and we continue to anticipate they'll generate positive EBITDA on an ongoing basis starting in the second half of 2001.

                      With that, I'd like to now turn the call over to Dennis to run through the numbers in more detail.

 Dennis Goldstein:    Thanks, Steve. From a financial perspective, the second
                      quarter reflected ongoing solid performance as our commerce businesses continued to mature, and our advertising-based media business continued to develop.
                      Relative to a year ago, we continue to show dramatic improvements along virtually every operating metric.

                      In addition, on August 16th, we announced our plan to recombine our Internet assets with the off line of Delia's, which we believe will create the preeminent clicks and mortar multi-channel retailer in the country and enable us to more aggressively focus on building our communities and advertising revenues. We expect this transaction to close in the fourth quarter, which-- which Steve mentioned, and will be our first quarter reporting as a combined entity.

                      For the quarter ended July 29th, our net revenue grew 160 percent to $7.7 million from $3 million a year ago. Commerce revenues were strong in the second quarter, reaching $6.4 million from $2.6 million a year ago. Non-commerce revenues also continued to ramp, reaching $1.3 million, up more than 250 percent year-over-year, and 25 percent on a sequential basis.

                      From a commerce perspective, delias.com remains our most important driver of revenues, representing 64 percent of total revenues, and 76 percent of commerce sales. The second quarter is a seasonally difficult one, benefiting from the tail end of the Spring season and the beginning of back-to-school. Nonetheless, we achieved a nearly 150 percent increase in commerce revenues over the last year.

                      Also during the quarter, our cumulative online customer count increased 18 percent to 458,000. For perspective, our online customer count stood at 90,000 at the end of the second quarter last year.

                      Revenues from our other commerce properties, including tsisoccer.com, StorybookHeirlooms.com and droog.com doubled over last year levels, and represented 18 percent of Q-2 net revenue. As we discussed on our last call, while these properties represent terrific brands and exciting opportunities, both online and off, we will be seeking new strategic partners for these assets to enable management to focus on-- its attention on its two core businesses. These asset sales are expected to be completed by the end of the year.
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                      Non-commerce revenues, which include advertising and
                      subscription fees, reached $1.3 million in Q-2, representing a 25 percent increase over Q-1. While in line with expectations, increasing our growth trajectory here is a major focus of management time and attention going forward. Toward this end, we remain committed to building our internal sales force and creative execution capabilities to realize this potential.

                      We continue to believe that our network represents the single best place on the Web for advertisers to reach teens. Our commitment to editorial content enables us to offer advertisers integrated content sponsorships and our recognition of the inherent diversity of the teen demographic means we can provide advertisers with the ability to reach our users through multiple sites and editorial approaches.

                      And finally, our critical mass of traffic is well ahead of our most significant competitors. Last Friday it was a significant day for iTurf on a number of fronts. On the content side, we launched our greatly expanded sparknotes.com site, which I believe is the best academic resource on the Web today. As promised, the site now covers a full range of academic subjects, moving beyond its core-- original core of literature to include math, physics, biology, economics and a host of other topics with a collection of study guides well in excess of our launch goal of 500.

                      This site truly represents what differentiates our company. It offers intelligent, relevant and differentiated content, it utilizes the unique attributes of the Web to improve upon traditional media, and it addresses a specific need of our target demographic.

                      Also on Friday, we launched two significant sponsorships on the network for Proctor and Gamble. On iturf.com, we launched the Pantene Take Five Spa, which will live on the iTurf network during the academic year, and include the number of traffic-driving programs on gURL, SparkNotes, TheSpark and delias.com.

                      The Spa is our first client mini-site, featuring articles, quizzes, product reviews, exercise techniques and other lifestyle pieces that support the brand's positioning to teens.

                      In addition, also for P&G, we launched the Zest Energy Rush sweepstakes on gURL.com, which was designed in the "gURL Style", utilizing flash technology to introduce Zest's new Energy Rush Bodywash. We look forward to selling more integrated advertising packages such as these, and believe they will be instrumental in building iTurf's ad sales business.

                      Gross profit was $3.8 million, or 49.4 percent of revenues in the second quarter, compared to $1.3 million or 44.1 percent of revenues last year. Improvement in gross margins of 528 basis points year-over-year, is a result of both better margin realization on premium commerce revenues, as well as an increase in high margin advertising revenues as a percentage of the total.

                      SG&A, including the amortization of intangibles and non-cash compensation charges, was $14.8, or 193 percent of revenues in the second quarter, compared to $4.1 million or 137 percent of revenues a year ago. Sales and marketing expenses totaled $7.9 million, down from $9.1 million last quarter. Operating and development expenses totaled $3.3 million in the second quarter, well below expectations, and general and administrative expenses totaled $1.2 million, in line with expectations.

                      We ended the quarter with a full time head count of 123 and our current hiring efforts are focused, in particular, in the areas of sales and sales support. Finally, good will from acquisitions and non-cash compensation totaled $2.4 million.

                      For the quarter, we reported a net loss, before these non-cash charges, of $8 million or 40 cents per share, compared with a net loss of $1.7 million or 10 cents a share last year.

                      Significantly, these results beat first call consensus estimates by 9 cents. We had average shares outstanding of 20 million versus 17.3 million in Q-2 1999.

                      Looking forward, we're off to a good start in the third quarter. We remain confident that our business is ramping according to expectations. As we will be reporting as a stand-alone entity in the third quarter, we do not anticipate any significant changes in guidance for the third quarter on an operating basis. However, we may take a non-cash charge to earnings in Q-3, prior to the closing of the transaction.

                      Looking at Q-4 and beyond, we continue to expect the combined company will achieve cash break-even on our core operations in the fourth quarter of this year, and on an ongoing basis starting in the second half of fiscal 2001. From a cash perspective, we remain on solid footing. At quarter-end we had cash and investments of $38 million. We continue to believe that our cash resources will be sufficient to enable us to build our business, and with the anticipated proceeds from asset dispositions, be adequate to support our business through break-even in the second half of 2001.

                      Thank you for listening. At this time, I'd like to open the call to questions.

Operator:             Thank you, sir. Ladies and gentlemen, we will now begin
                      the question-and-answer session. If you have a question, you will need to press the one followed by the four on your telephone. You will hear a three-tone prompt acknowledging your request. If your question has been answered and you would like to withdraw your polling request, you may do so by pressing the one followed by the three. If you are on a speaker phone, please pick up your handset before entering your request. One moment, please, for the first question.

                      Jeff Klinefelter with US Bancorp Piper Jaffray, please go ahead.

Jeff Klinefelter:     Yes, I have a couple of questions. First of all, a very
                      nice quarter. It looks like a strong-- strong trends at commerce and sponsorship. I have questions on both of those fronts. First of all, on sponsorship revenue, can you give us an idea of where you see this ramping based on the $1.3 million this quarter, with respect to the SparkNotes relaunch? Are you seeing more of an interest there from, maybe a different set of sponsors than you saw before? Can you give us a sense of where you see that trending, in addition to maybe some other retailers who may want to advertise on your Web sites?

                      And then also, on the commerce front, can you give us an idea, particularly on delias.com, what categories are driving sales there? What happens to-- what are the most popular items this fall? And where do you see growth heading there?

D. Goldstein:         Sure. Jeff, on the sponsorship side, obviously we are
                      incredibly excited about sparknotes.com, and I think, in terms of the kind of people who are interested, I think it's kind of emblematic of the general broader network, which is the fact that we have kind of editorial control over the vast majority of the site. We are finding a number of advertisers who are kind of uncomfortable with some of the aspects of community, that we have more and more and more content areas that they're incredibly comfortable and eager to advertise in.

                      You know, if you look at some of the other people who are competing in the community space, a lot of the traffic that is being attempted to be monetized currently is traffic that is up against chat and other kind of uncontrolled editorial environments. I think, you know, SparkNotes is the best example, probably, on our sites, where virtually all of the content is created and edited by our people and therefore are ideal forums for sponsors.

                      You know, when we look at the best opportunities for the company, it's actually in a multi-site way. I think the Pantene Take Five Spa is a good example. We built that site as a mini-
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                      site on iturf.com, which is probably the site that has the broadest demographic appeal. But it is with traffic being driven to it from five other sites that represent niches from a demographic point of view, and have kind of hooks that drive people to the site, that are different by site. If we could walk you through it to show you, the thing we're most excited about is that we can offer a broader package across mini-sites in an editorially controlled way that make some of the more conservative off line advertisers, particularly comfortable.

S. Kahn: Jeff, just talking to some of the apparel trends that we've been seeing on the delias.com side, I think it's important to, in general, talk about the strength that we've seen in the private label business across the board. We continue to see that, obviously, on the direct side of the business, in both the catalog and in the e-commerce side. And we're talking the basics, which is, strength in items like the wide-strap tank, long-sleeved tees.

                      One of the interesting things, because it talks to the strength of our private label program, is the enormous success that we've experienced in the denim category in the stores. And I think you're going to probably hear a lot more about that program on the Delia's conference call at 11:00.

                      By the same token, we've also seen strength in the traditional types of novelty items that have always been a part of our selection. You are going to hear a lot more about the production improvements that we've begun to see on the sourcing side that have actually gone into the margin expansion. That will be discussed, again, in a couple of hours, but we are very, very pleased with our private label programs.

J. Klinefelter:       OK, just a couple of quick follow-ups and I'll get off.
                      One is on the cash position, could you share with us where you see the year ending this year, and kind of what you anticipate your burn rate is going forward next year? And then also, on kind of a higher level, we're hearing a lot about online companies and online properties trying to leverage and come up with additional monetization opportunities off line, such as going out to maybe department store companies or other chains and helping them set up a teen presence and maybe doing sort of a co-branded off line teen presence using your online properties. Wondering if there are any thoughts on that front?

D. Goldstein:         Sure. As far as cash burn is concerned, from a cash burn
                      perspective, our cash burn in last quarter was about $8 million in cash. We see that number declining as we head into the latter half of the year, dropping probably to about $7 million in Q-3 and dropping to about $4 million in Q-4. It's driven by two things: One is obviously the underlying growth on the revenue side as well as the seasonal nature of our revenues in the back half of the year. And then secondly, as we've discussed, in previous call, a number of our multi-year marketing deals are starting to wind down, and as a result, you're going to see our sales and marketing expenses as a percent of total going down over time.

                      I think what we're projecting at the moment is to have cash balance at the end of the year as a combined entity in the $30 million range. That obviously takes into account some anticipated proceeds from the sale of non-core assets. But that number's significant because it's $30 million with no debt and a credit facility of $25 million in place.

                      So we believe, looking forward, that we are well positioned to fund our operations on a combined basis, into the back half of next year, which, again, as Steve mentioned, is when we anticipate being profitable, on a forward going basis.

                      As far as leveraging the online and the off line opportunities, obviously one of the driving motivations of this transaction from our perspective is our ability to offer both online and off line integrated solutions to advertisers, and, I think the balance of the dELiA*s brand is incredibly powerful for us as we go to talk to advertisers, because it's a brand that has broad
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                      acknowledgement among many consumer goods companies that
                      it is a brand that understands teens and has a franchise that has permission to market to teens.

                      We're very excited about expanding those relationships. We've obviously done some of that historically, linking, separate companies, our online sponsorships with package insert programs, on the dELiA*s side. Again, as a combined entity, we plan to take that to an altogether new level.

                      You know, specifically, linking up with department stores, I can't speak to anything specifically there. Obviously, it makes sense, but we have no particular project that kind of maps out what you've described.

J. Klinefelter:       OK, great. Thanks a lot. Great quarter.

D. Goldstein:         Thanks.

Operator:             Ladies and gentlemen, if there are any additional
                      questions, please press the one followed by the four at this time. Dorothy Lakner with CIBC World Markets, please go ahead.

Dorothy Lakner:       Yes, thanks and good morning, and congratulations. Great
                      quarter. Could you talk a little bit more about the gURL.com relaunch, when you might expect that to take place and what we might expect to see on the new site?

D. Goldstein:         OK. Yeah, gURL.com is in the midst of its redesign. From a design perspective, it's completed. From a development point of view, it's in process. That's anticipated in the October time frame, during the month of October.

                      The site has a really grassroots eclectic appeal, and from a design perspective, it works really well in attracting and retaining teen girl users. One of the things that we are anxious to do in the redesign is actually to basically reevaluate and actually recreate the navigation, the way users find their way through the site. Because what we have found while the grassroots appeal of the site is kind of ideal in terms of getting people interested in the site, it is not really the easiest site to kind of navigate your way around.

                      So what the redesign has done is retained all those kind of grassroots elements, but at the same time, organized the site into five channels and in a much more logical way so that, at least in my opinion, a new user coming to the site has a much easier time getting deeply involved in the site than, say, the pioneers who joined the site originally.

                      The second, and I think the most important thing is that the site is being designed with, you know, advertising and content sponsorship in mind. The site, as you know, was the product of a graduate school project. It wasn't created, initially, as a commercial enterprise. Despite that, we've done an enormous amount of advertising on the site over the last two years, but the site was not designed with that in mind. The new design has kind of taken that as a desired premise, and therefore it makes it much easier for us to create content sponsorships of impact.

D. Lakner:            OK, great. And then the second question was on gross
                      margin. You had a nice improvement in gross margin in the second quarter. Can we anticipate similar improvements in the third quarter and beyond?

D. Goldstein:         Yes. Our expectation is that gross margin will continue to expand. And that's driven by basically the same underlying factors that drove it this quarter. And there are two. One is the margin improvement on the premium side, driven largely by the expansion of private label programs. But also, in the back half we have a higher balance of premium sales to liquidation sales items, which we had in the second quarter.

                      The second thing is, as we expand the advertising revenues, clearly those have very high margins. The expectation is that they will continue to contribute to margin expansion going forward. So looking to the back half, yes, we do see margin improvements to continue in the same fashion.

D. Lakner:            OK, and just one more question, Dennis. You talked about
                      the head count and your focus now is on sales. Can you speak a little bit to that? Are you looking to add people?

D. Goldstein:         Yeah. We're looking to add people in two areas. One is in
                      sales and in direct sales, and the other is in sales support, which is kind of the creative and execution resources necessary to do the more interesting content sponsorships that we're currently being asked to do. And since the things that we are pitching currently are not banner ads, they are client mini-sites and things that are integrated with the content on the sites, there is a not insubstantial kind of requirement on our side to provide creative services. So we're expanding in both areas, and I'm hopeful that in the near term I can share some more information on the specifics of the people we're bringing in. But the expectation is over the next several quarters we will be expanding in both of those areas.

D. Lakner:            Thanks, Dennis.

D. Goldstein:         No problem.

Operator:             Once again, ladies and gentlemen, if you have a question,
                      please press the one followed by the four at this time.
                      Once again, if there are any additional questions, please press the one followed by the four at this time. I show no further questions. Please continue with your presentation or any closing remarks.

S. Kahn: Thanks. I'd like to thank everyone for joining us on the iTurf conference call, as well as your continued interest and support. I'm happy to have had the opportunity to share another great quarter with you, and look forward to future calls when we'll begin to report dELiA*s and iTurf results as a combined entity. Thanks again. I look forward to speaking with you all soon.

Operator:             Ladies and gentlemen, that does conclude your conference
                      call for today. You may all disconnect, and thank you for participating.


FORWARD-LOOKING STATEMENT DISCLAIMER:

Forward-looking statements in this conference recording, including but not limited to those related to consummation of the proposed merger of iTurf and dELiA*s, expectations relating to future financial performance, synergies resulting from the proposed merger, the divestiture of non-core assets and the expansion and growth of each company's businesses are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward- looking statements generally relate to future results or events. The terms "believes," "expects," "intends," "anticipates" or "plans" and similar expressions are intended to identify some of the forward-looking statements contained in this press release. Forward-looking statements involve a number of risks, uncertainties and other factors beyond iTurf's and dELiA*s control, which may cause material differences in actual results, performance or other expectations. These factors include, but are not limited to, the condition of the financial markets generally; the risk that dELiA*s and iTurf's businesses will not be integrated successfully after the proposed merger; costs related to the merger; the risk that dELiA*s or iTurf stockholders will fail to approve the merger or that litigation will delay or prevent the transaction's consummation; the ability of dELiA*s and iTurf to divest non-core assets on satisfactory terms or at all; access to financing to fund operations and the expansion strategies of each business; increases in the cost of materials, printing, paper, postage, shipping and labor; timing and quantity of catalog and electronic mailings; response rates; each company's ability to leverage investments made in infrastructure to support expansion; acceptance of new retail concepts; availability of acceptable store sites and lease terms; ability to open new stores; possibility of increasing comparable store sales; adverse weather conditions and other factors affecting retail stores generally; levels of competition; iTurf's ability to sell advertising; changes in the growth rate of Internet usage and online user traffic levels; levels of demand for Internet advertising; the ability to retain key personnel; the ability of computer systems to scale with growth in online traffic; difficulties in integrating acquisitions of new businesses and technology; general economic conditions and other factors affecting retail sales; dELiA*s ability to anticipate and respond to fashion trends; each company's dependence on third parties; and other factors detailed elsewhere in this press release, in iTurf's most recent registration statement on Form S- 4 and in iTurf's and dELiA*s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q filed with the Securities and Exchange Commission.